4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
P.O. BOX 219777 KANSAS CITY, MO 64121-6777
TEL: (816) 983-8000 FAX: (816) 983-8080
WEBSITE: www.blackwellsanders.com

September 14, 2006

United States Securities and Exchange Commission
Attn: Ms. Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions
450 Fifth Street, NW
Washington, D.C. 20549

Re:    Central Freight Lines, Inc.
      Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A and
  Schedule 13E-3, each filed on September 14, 2006
          File No. 000-50485

Dear Ms. Murphy:

We have set forth below the responses of Central Freight Lines, Inc. (“Central” or the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated July 5, 2006. To the extent that any response relates to information concerning entities other than the Company, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives. The Company is concurrently filing via EDGAR Amendment No. 2 to Schedule 13E-3 (the “13E-3/A-2”) and Amendment No. 2 to Schedule 14A (the “Proxy Statement” and together with the 13E-3/A-2, the “Amendments”). The Amendments reflect the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you marked copies of the Amendments, marked to show changes from the filings on June 19, 2006. All page references in the Company’s responses are to the marked copies of the Amendments.

        Each of the parties to the 13E-3/A-2 acknowledges that:

•	it is responsible for the adequacy and accuracy of its disclosure in the Amendments;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Amendments; and

•	it may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

KANSAS CITY, MISSOURI • ST. LOUIS, MISSOURI • OVERLAND PARK, KANSAS • OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI • BELLEVILLE, ILLINOIS • WASHINGTON, D.C. • LONDON, UNITED KINGDOM
AFFILIATES: LEEDS • MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP

Ms. Celeste M. Murphy
September 14, 2006

        For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

1.
WE NOTE YOUR RESPONSES TO PRIOR COMMENTS 16, 68 AND 74. WE MAY HAVE FURTHER COMMENT WHEN THE TERMS OF THE SUBSCRIPTION AGREEMENT AND STOCKHOLDERS’ AGREEMENTS AND THE STOCK OPTION AMENDMENTS ARE FINALIZED AND DISCLOSED.

Subsequent to the execution of the Merger Agreement, Mr. Fasso and Mr. Moyes agreed that Mr. Fasso would not be required to have a continuing equity interest in the surviving corporation.  Mr. Moyes agreed to waive the conditions precedent to the consummation of the Merger related to Mr. Fasso executing and delivering the Subscription Agreement. Since Mr. Fasso will not be investing in the surviving corporation prior to the consummation of the Merger, Mr. Fasso and the surviving corporation will not be entering into the Subscription Agreement. The Company has revised pages 39-41 of the Proxy Statement to disclose the terms of the Stockholders' Agreement and the stock option amendments.

2.
WE NOTE THE THIRD BULLET ON PAGE 4. HAVE YOU DETERMINED THAT MR. FASSO MAY ACQUIRE UP TO 2.7% OF THE SURVIVING CORPORATION? IF SO, PLEASE REVISE TO FILL IN THE BLANK IN FOOTNOTE (1) OF THE STOCK OWNERSHIP TABLE ON PAGE 2 AND ELSEWHERE AS APPROPRIATE. IF NOT, PLEASE REVISE THE THIRD BULLET TO CLARIFY THE MEANING OF YOUR DISCLOSURE.

Mr. Fasso will retain options, the terms of which have been amended, to acquire up to 504,000 shares, or approximately 2.7%, of the common stock of the surviving corporation. The Company has revised pages 1, 2, 4, 6, 12, 21, 22, 42-43, 47-48 and 55 of the Proxy Statement in response to the Staff's comment.

3.
WE NOTE YOUR RESPONSE TO PRIOR COMMENT 19. THE DISCLOSURE PROVIDES LIMITED ADDITIONAL DETAIL ABOUT THE SPECIFICS OF THE FINANCING TRANSACTION PROPOSED. PLEASE REVISE TO DISCLOSE THE STRUCTURE AND AMOUNT OF THE PROPOSED TRANSACTION.

The Company has revised pages 6 and 46 of the Proxy Statement in response to the Staff's comment.

4.	YOU NOTE IN YOUR SUPPLEMENTAL RESPONSE TO PRIOR COMMENT 38 THAT THE ACTIONS SEEK UNSPECIFIED DAMAGES. PLEASE REVISE HERE TO DISCLOSE THIS INFORMATION.

Ms. Celeste M. Murphy
September 14, 2006

The Company has revised pages 7 and 23-24 of the Proxy Statement in response to the Staff's comment.

5.
WE NOTE YOUR RESPONSE TO PRIOR COMMENT 25. PLEASE INDICATE WHETHER MR. MOYES IS A DIRECTOR OR OFFICER FOR EITHER COMPANY. IN ADDITION, PLEASE DISCLOSE WHETHER EITHER COMPANY HAS ANY OTHER OFFICERS OR DIRECTORS.

NATL is a Nevada limited liability company, and as such, does not have directors or officers. As disclosed, Mr. Moyes is the sole member of NATL and Jeff Shumway serves as the sole manager of NATL. The Company has revised pages 15-16 and 64-66 of the Proxy Statement in response to the Staff's comment.

6.
WE NOTE YOUR RESPONSE TO PRIOR COMMENT 30. PLEASE DISCLOSE WHETHER THE BOARD, ON SEPTEMBER 6, GAVE ANY ADDITIONAL CONSIDERATION TO A FINANCING STRATEGY, INCLUDING BUT NOT LIMITED TO A PIPE TRANSACTION. IN THE ALTERNATIVE, STATE, IF TRUE, THAT THE BOARD ACCEPTED MANAGEMENT’S CONCLUSION THAT A PIPE TRANSACTION OR OTHER FINANCING ARRANGEMENT WAS NOT FEASIBLE. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

The Company has revised page 19 of the Proxy Statement in response to the Staff's comment.

7.	PLEASE EXPAND YOUR DISCUSSION OF THE JANUARY 5, 2005 CONFERENCE CALL BETWEEN THE COMPANY AND ITS FINANCIAL ADVISORS.

The Company has revised page 21 of the Proxy Statement in response to the Staff's comment.

8.	WE NOTE YOUR RESPONSE TO PRIOR COMMENT 37. WE RE-ISSUE THE PRIOR COMMENT. PLEASE TELL US MORE ABOUT THE PERCEIVED IMPACT OF THE PROPOSED LITIGATION AND WHY YOU REACHED YOUR CONCLUSIONS.

        The Company has revised page 22 of the Proxy Statement in response to the Staff's comment.

9.
WE NOTE YOUR RESPONSE TO PRIOR COMMENT 39. PLEASE REVISE YOUR DISCLOSURE TO INDICATE THAT THE ACTIONS SEEK UNSPECIFIED DAMAGES. IN ADDITION, PLEASE REVISE TO PROVIDE A MORE MEANINGFUL ASSESSMENT OF THE STATUS OF THE SETTLEMENT TALKS.

        The Company has revised pages 7 and 23-24 of the Proxy Statement in response to the Staff's comment.

Ms. Celeste M. Murphy
September 14, 2006

10.
WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 42. WE RE-ISSUE THE COMMENT WITH RESPECT TO THE “LACK OF COMPARABILITY WITH PEERS IN THIS INDUSTRY.” PLEASE MORE FULLY DESCRIBE THE DIFFERENCES BETWEEN YOUR COMPANY AND ITS PEERS.

The Company has revised page 26 of the Proxy Statement in response to the Staff’s comment.

11.
WE NOTE THE NINTH BULLET IN THIS SECTION. PLEASE REVISE TO STATE, IF TRUE, THAT THE MORGAN KEEGAN OPINED ON THE FAIRNESS OF THE TRANSACTION TO THE UNAFFILIATED SECURITY HOLDERS, RATHER THAN THE PUBLIC STOCKHOLDERS.

The Company has revised page 26 of the Proxy Statement in response to the Staff's comment.

12.
WE NOTE THE SECOND-TO-LAST BULLET IN THIS SECTION. THE RISK IDENTIFIED WOULD APPEAR TO BE A CUSTOMARY RISK ENCOUNTERED BY PUBLIC COMPANIES WHEN THEY ANNOUNCE AN ACQUISITION PROPOSAL. PLEASE EXPLAIN WHY YOU BELIEVE ARTIFICIAL INFLATION OF PRICES PRESENTED AN UNUSUAL CHALLENGE TO YOUR FAIRNESS EVALUATION.

The Company has revised page 26 of the Proxy Statement in response to the Staff's comment.

13.	PLEASE FURTHER EXPLAIN THE VALUATION DIFFICULTIES CAUSED BY THE FACTS SET FORTH IN THE FINAL BULLET.

The Company has revised page 26 of the Proxy Statement in response to the Staff's comment.

14.	PLEASE REVISE THE SECOND BULLET IN THIS SECTION TO MORE MEANINGFULLY ADDRESS THE “OBSTACLES” THAT HAVE HAMPERED YOUR SUCCESS. IN SO DOING, PLEASE DISCUSS YOUR “TURNAROUND PLAN.”

The Company has revised pages 26-27 of the Proxy Statement in response to the Staff's comment.

15.	PLEASE EXPAND THE SECOND BULLET TO CLARIFY FOR INVESTORS WHY THIRD-PARTIES MIGHT BE RELUCTANT TO PURCHASE SHARES IN A COMPANY THAT IS SO CLOSELY AFFILIATED WITH A SINGLE STOCKHOLDER.

The Company has revised page 28 of the Proxy Statement in response to the Staff's comment.

16.	WE NOTE YOUR RESPONSE TO PRIOR COMMENT 47. WE RE-ISSUE THE COMMENT. PLEASE SPECIFICALLY ADDRESS THE ROLE OF THE UNAFFILIATED

Ms. Celeste M. Murphy
September 14, 2006

REPRESENTATIVE AND HOW THAT ROLE WILL BE FILLED IN THE ABSENCE OF AN UNAFFILIATED REPRESENTATIVE. FURTHER, PLEASE DISCUSS THE RISKS OF NOT APPOINTING AN UNAFFILIATED REPRESENTATIVE.

The Board created a special committee of independent directors to negotiate the terms of the transaction on behalf of the Unaffiliated Security Holders. The special committee hired an independent outside counsel and financial advisor to assist in the negotiation of the transaction. The Company believes that this is customary practice in a transaction of this nature. In light of the independence of the Special Committee, the absence of conflicts of interest and role of the Special Committee, and the fact that the Special Committee retained independent legal and financial advisors, and the procedural steps referred to on pages 29-30 of the Proxy Statement, the Special Committee and Board did not believe an Unaffiliated Representative was necessary. The Company has revised pages 29-30 of the Proxy Statement in response to the Staff’s comment.

17.	WE NOTE THE FINAL BULLET ON PAGE 28. PLEASE REVISE TO REFER TO THE “UNAFFILIATED SECURITY HOLDERS” INSTEAD OF THE “PUBLIC STOCKHOLDERS.”

The Company has revised pages 30-31 of the Proxy Statement in response to the Staff's comment.

18.	WE NOTE YOUR RESPONSE TO PRIOR COMMENT 50. PLEASE SPECIFICALLY IDENTIFY THE MOYES’ AFFILIATES THAT ARE PARTIES TO THIS TRANSACTION AND THEREFORE SUBJECT TO INDEMNIFICATION.

NATL and Green are parties to the Merger Agreement. Pursuant to the Merger Agreement, NATL, Green and their respective controlling persons, directors, officers, employees and agents are indemnified by Central.

19.	PLEASE REVISE THE HEADING OF THIS SECTION TO CLARIFY THAT LIQUIDATION VALUE WAS NOT CONSIDERED IN DETERMINING FAIRNESS.

The Company has revised page 31 of the Proxy Statement in response to the Staff's comment.

20.
WE RE-ISSUE THE FINAL SENTENCE OF OUR PRIOR COMMENT 51. PLEASE TELL US WHETHER THERE ARE ANY OTHER LIQUIDATION VALUE ANALYSES FOR YOUR COMPANY, OR COMPARABLE COMPANIES, THAT MAY BE HELPFUL IN EVALUATING THE $2.25 MERGER CONSIDERATION.

Ms. Celeste M. Murphy
September 14, 2006

The Company supplementally advises the Staff that to its knowledge there are no liquidation value analyses for the Company or comparable companies that are helpful in evaluating the $2.25 merger consideration.

21.
WE NOTE YOUR RESPONSE TO PRIOR COMMENT 55 STATING THAT DIFFERENT PROJECTIONS WERE USED FOR PURPOSES OF THE NEGOTIATIONS AND THE FAIRNESS OPINION. WE BELIEVE THAT BOTH SETS OF PROJECTIONS ARE RELEVANT AND SHOULD BE DISCLOSED.

The Company has revised pages 17-18 of the Proxy Statement in response to the Staff's comment. Morgan Keegan did not use management’s preliminary turnaround initiatives in preparing its fairness opinion. Accordingly, the initiatives were not discussed in the section entitled “Opinion of Central’s Financial Advisor.”

22.
WE NOTE YOUR RESPONSE TO PRIOR COMMENT 60. WE RE-ISSUE THE LAST SENTENCE OF THAT COMMENT. PLEASE TELL US WHETHER ANY TRANSACTIONS FITTING WITHIN THE COMPARABLE TRANSACTIONS CRITERIA WERE NOT ANALYZED, AND IF SO, WHY NOT.

Supplementally, Morgan Keegan has advised the Company that it analyzed all comparable transactions.

23.	WE NOTE YOUR RESPONSE TO PRIOR COMMENT 61. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY TO INVESTORS THE MEANING OF “IMPLIED PER SHARE EQUITY VALUE.”

The Company has revised pages 35-36 of the Proxy Statement in response to the Staff’s comment.

24.
WE NOTE YOUR RESPONSE TO PRIOR COMMENT 63. PLEASE PROVIDE ADDITIONAL EXAMPLES IN SUPPORT OF YOUR CONTENTION THAT IT IS “NOT UNCOMMON FOR COMPANIES WITH OPERATING LOSSES TO BE SOLD FOR PURCHASE PRICES THAT ARE LESS THAN BOOK VALUE.”

The Company has revised page 36 of the Proxy Statement in response to the Staff's comment.

25.	WE NOTE YOUR RESPONSE TO PRIOR COMMENT 65. PLEASE TELL US WHY YOUR DEFINITION OF THE TERM “AFFILIATES” DOES NOT INCLUDE THE MOYES CHILDREN’S TRUST DATED DECEMBER 14, 1992.

Although the Children’s Trust dated December 14, 1992 (the “Children’s Trust”) has consented to join in the 13E-3/A-2 filing so that it comes within the definition of “Affiliated Continuing

Ms. Celeste M. Murphy
September 14, 2006

Investor” and, therefore, also comes within the definition of “Affiliate” (as those terms are defined on pages 1 and 36, respectively, of the Proxy Statement), the Children’s Trust nevertheless does not believe that it is an “Affiliate” nor that it is engaging in a “Rule 13e-3 transaction” as that term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended. The Children’s Trusts rationale is set forth below.

Rule 13e-3 prohibits an “affiliate” of an issuer from engaging, directly or indirectly, in a Rule 13-e-3 transaction unless the affiliate complies with the filing, disclosure and dissemination requirements of the Rule. The Children’s Trust may be considered an “affiliate” of the Company by reason of its percentage stock ownership in the Company. However, the Children’s Trust is not engaged in a “Rule 13e-3 transaction.” The Children’s Trust is not (i) purchasing any equity security of the Company; (ii) making any tender offer or request or invitation for tenders of any equity security of the Company; or (iii) soliciting any proxy, consent or authorization of any equity securityholder of the Company with respect to the subject transaction.

Nor should the Children’s Trust be considered to be indirectly engaged in any Rule 13e-3 transaction as an affiliate of any of the 13E-3/A-2 filing persons. The Children’s Trust was formed by the mother of Mr. Moyes for the benefit of his children. The Trust is administered by an independent Trustee, Gerald F. Ehrlich, and Mr. Moyes has no investment or voting authority with respect to any assets of the Children’s Trust, including the shares of Company stock held by the Children’s Trust. Mr. Moyes has no economic interest in the Children’s Trust whatsoever, including any residual interest. Mr. Moyes also has no ability to remove or replace the Trustee, and if Mr. Ehrlich was to resign or become unable to fulfill the Trustee’s duties, Northern Trust Corporation would become the Trustee. Accordingly, the Trust is not controlled by or under common control with, and is not an affiliate of, Mr. Moyes or any other filing person affiliated with Mr. Moyes.

Based on the foregoing, the Trust is not directly or indirectly engaged in a Rule 13e-3 transaction that would require the Trust to comply with the provisions of Rule 13e-3 or to be named as an “Affiliate” for purposes of the disclosure set forth in the Proxy Statement.

26.	WE NOTE YOUR RESPONSE TO PRIOR COMMENT 70. PLEASE UPDATE YOUR DISCLOSURE TO DESCRIBE THE TYPE OF TRANSACTION CONTEMPLATED.

The Company has revised pages 6 and 46 of the Proxy Statement in response to the Staff's comment.

* * *

Ms. Celeste M. Murphy
September 14, 2006

If you have any questions or comments concerning the matters discussed above, please call me at 816-983-8146.

Respectfully submitted,

/s/ Jeffrey T. Haughey
Jeffrey T. Haughey

cc:   Mr. Daniel H. Morris, Securities and Exchange Commission
Mr. Cam Carruth, Chair of the Special Committee
Mr. Robert Fasso, Central Freight Lines, Inc.
Mr. David J. Routh, Scudder Law Firm P.C., L.L.O.
Mr. John H.Grayson, Morgan Keegan & Company, Inc.
Mr. Stephen F. Arcano, Skadden, Arps, Slate, Meagher & Flom LLP
Ms. Karen C. McConnell, Ballard Spahr Andrews & Ingersoll, LLP
       Mr. Gerald F. Ehrlick, Land & Ehrlich, Ltd.